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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:   3235-0145
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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*


PEOPLES BANCORP INC.
--------------------
(Name of Issuer)


COMMON STOCK
------------
(Title of Class of Securities)


709789101
---------
(CUSIP Number)



Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent to less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (292)

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CUSIP No. 709789 10 1                  13G


1	NAME OF REPORTING PERSON
 	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    	The Peoples Banking and Trust Company

2.	CHECK THE APPROPRIATE BOX IS A MEMBER OF A GROUP*

										(a) ___
	N/A						(b) ___


3.	SEC USE ONLY


4.	CITIZENSHIP OR PLACE OF ORGANIZATION
     	Ohio


NUMBER OF			          5. SOLE VOTING POWER     159,790 Shares*
SHARES
BENEFICIALLY		        6.	SHARED VOTING POWER   362,961 Shares*
OWNED BY
EACH			               7. SOLE DISPOSITIVE POWER  56,349 Shares*
REPORTING
PERSON		              8. SHARED DISPOSITIVE POWER   466,402 Shares*
WITH

* The reporting person, and the officers and directors of the reporting person, disclaim beneficial ownership of all these shares.


9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    		522,751


10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     	N/A


11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     	16.79%


12.	TYPE OF REPORTING PERSON*
  Item 1(a).	Name of Issuers.
    	Peoples Bancorp Inc.

  Item 1 (b).	Address of Issuer's Principal Executive Offices.
     	P.O. Box 738
     	Marietta, Ohio 45750

  Item 2(a).	Names of Person Filing.
     	The Peoples Banking and Trust Company

  Item 2(b).	Address of Principal Business Office or, if none, Residence.
     	P.O. Box 738
     	Marietta, Ohio 45750

  Item 2(c).	Citizenship.
     	Ohio

  Item 2(d).	Title of Class of Securities.
     	Common Stock

  Item 2(e).	CUSIP Number.
     	709789 10 1

  Item 3.
     	The reporting person is a bank as defined in section 3(a) (6) of the Securities Exchange Act of 1934, as amended.

  Item 4.		Ownership.
     	(a)	Amount beneficially owned:		522,751
     	(b)	Percent of Class:			16.79%
     	(c)	Number of shares as to which such person has:
       		(i)	Sole power to vote or to direct the vote: 159,790
       		(ii)	Shared power to vote or to direct the vote: 362,961
       		(iii)	Sole power to dispose or to direct the disposition of: 56,349
        	(iv)	Shared power to dispose or to direct the disposition of:	466,402
     	(1)	The reporting person, and the officers and directors of the
             reporting person, disclaim beneficial ownership of these shares.
      (2)	Based upon a total of 3,112,192 issued and outstanding shares.

   Item 5.		Ownership of 5% or Less of a Class.
      	Not Applicable.

   Item 6.		Ownership of More than 5% on Behalf of Another Person.
      	Certain of the trusts in which shares of the issuer are invested and for which the reporting person is Trustee provide for the grantor and/or beneficiaries to share in the direction of the dividends and proceeds from the sale of issuer securities. No individual trust holds more than 5% of the total issued and outstanding shares of the issuer.

    Item 7.		Identification and Classification of the Subsidiary Which
          Acquired the Security Being Reported on by the Parent
          Holding Company.
             	Not Applicable.

    Item 8.		Identification and Classification of Members of the Group.
             	Not Applicable.

    Item 9.		Notice of Dissolution of Group.
             	Not Applicable.

    Item 10.	Certification.
               	By signing below I certify that, to the best of my
                   knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

			THE PEOPLES BANKING AND TRUST COMPANY

 		By:   /s/ ROSE N. HAAS
 	     -------------------

  	Print Name: Rose N. Haas
       --------------------

			Its:  Vice President and Investment Officer
       ---------------------------------------


Dated:  As of January 25, 1996